UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Item 1.01 Entry into a Material Definitive Agreement

On June 21, 2023, Ryde Group Ltd (the “Company”) issued 750,000 Class A Ordinary Shares of the Company (the “Shares”) to each of the two consultants (the “Consultants”) as consideration for consulting services pursuant to certain consulting agreements (the “Consulting Agreements”). The Shares are issued from the Company’s 2023 Share Incentive Plan pursuant to a registration statement on S-8 (Registration No. 333-278873). The consulting services provided by the Consultants to the Company pursuant to the Consulting Agreements include: review and provide advice on the Company’s strategic plans; meet with focus groups and interested parties to discuss the Company’s strategic plans; provide advice on how best to position the Company and its subsidiaries in the future; propose potential acquisition targets for the Company and its subsidiaries; and assist in dealing with the corporate matters entrusted to the Consultants by the Company and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: June 21, 2024	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Consulting Agreement